UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number: 001-41329

Allego N.V.

(Translation of registrant’s name into English)

Westervoortsedijk 73 KB

6827 AV Arnhem, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in this Report on Form 6-K included in Exhibit 99.1, except for the quotes of the Chief Executive Officer and the Chief Financial Officer and the information under the section “2023 Outlook”, is hereby incorporated by reference into Allego N.V.’s (i) Registration Statement on Form S-8 (File No. 333-272151) and (ii) post-effective Amendment No. 2 to Form F-1 in the Registration Statement on Form F-3 (Reg. No. 333-264056).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The following exhibits are furnished herewith:

Exhibit No.	Description

99.1	Press Release, dated August 15, 2023

99.2	First Half 2023 Earnings Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 15, 2023	ALLEGO N.V.

	By:	/s/ Mathieu Bonnet
	Name:	Mathieu Bonnet
	Title:	Chief Executive Officer